UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

CalciMedica, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

38942Q202

(CUSIP Number)

March 20, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38942Q202	SCHEDULE 13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Revelation Healthcare Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 542,029
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 542,029
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,029
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percentage of class was calculated based on 5,517,754 shares of Common Stock outstanding as of March 20, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q202	SCHEDULE 13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Revelation Healthcare Fund I GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 542,029
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 542,029
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,029
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percentage of class was calculated based on 5,517,754 shares of Common Stock outstanding as of March 20, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q202	SCHEDULE 13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Revelation Healthcare Fund I GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 542,029
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 542,029
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,029
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percentage of class was calculated based on 5,517,754 shares of Common Stock outstanding as of March 20, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q202	SCHEDULE 13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Scott Halsted
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 542,029
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 542,029
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,029
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12.	TYPE OF REPORTING PERSON IN

(1)

The percentage of class was calculated based on 5,517,754 shares of Common Stock outstanding as of March 20, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q202	SCHEDULE 13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Michael Boggs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 542,029
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 542,029
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,029
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12.	TYPE OF REPORTING PERSON IN

(1)

The percentage of class was calculated based on 5,517,754 shares of Common Stock outstanding as of March 20, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q202	SCHEDULE 13G	Page 7 of 10 Pages

Item 1.	Issuer

(a)	Name of Issuer:

CalciMedica, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

505 Coast Boulevard South, Suite 307

La Jolla, CA 92037

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Revelation Healthcare Fund I, L.P., a Delaware limited partnership (“Healthcare Fund I”).

(ii)	Revelation Healthcare Fund I GP, L.P., a Delaware limited partnership (“Healthcare Fund I GP LP”).

(iii)	Revelation Healthcare Fund I GP, LLC, a Delaware limited liability company (“Healthcare Fund II GP LLC”).

(iv)	Scott Halsted, a citizen of the United States of America (“Halsted”).

(v)	Michael Boggs, a citizen of the United States of America (“Boggs”).

The address of the principal business office of each of the Reporting Persons is 300 Turney Street, Sausalito, CA 94965.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

38942Q202

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 38942Q202	SCHEDULE 13G	Page 8 of 10 Pages

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

Healthcare Fund I directly owns 542,029 shares of Common Stock, which represents approximately 9.8% of the outstanding shares of Common Stock. Healthcare Fund I GP LLC is the general partner of Healthcare Fund I GP LP, which is the general partner of Healthcare Fund I. Halsted and Boggs are the managing members of Healthcare Fund I GP LLC. As such, each of Healthcare Fund I GP LP, Healthcare Fund I GP LLC, Halsted and Boggs be deemed to beneficially own the shares of Common Stock held directly by Healthcare Fund I.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Healthcare Fund I	542,029	0	542,029	0
Healthcare Fund I GP LP	542,029	0	542,029	0
Healthcare Fund I GP LLC	542,029	0	542,029	0
Halsted	542,029	0	542,029	0
Boggs	542,029	0	542,029	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percentage of class was calculated based on 5,517,754 shares of Common Stock outstanding as of March 20, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 38942Q202	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2023

REVELATION HEALTHCARE FUND I, L.P.

By: Revelation Healthcare Fund I GP, L.P.
Its: General Partner

By: Revelation Healthcare Fund I GP, LLC
Its: General Partner

By:	/s/ Michael Boggs
Name: Michael Boggs
Title: Managing Member

REVELATION HEALTHCARE FUND I GP, L.P.

By: Revelation Healthcare Fund I GP, LLC
Its: General Partner

By:	/s/ Michael Boggs
Name: Michael Boggs
Title: Managing Member

REVELATION HEALTHCARE FUND I GP, LLC

By:	/s/ Michael Boggs
Name: Michael Boggs
Title: Managing Member

/s/ Scott Halsted
SCOTT HALSTED

/s/ Michael Boggs
MICHAEL BOGGS

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement